JA Energy
                          A Nevada Corporation
                          4800 W. Dewey Drive
                          Las Vegas, NV  89118
                        Telephone: (702) 358-8775

December 27, 2010

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hagen J. Ganem
            Staff Attorney

Re: JA Energy
    File No.:  333-169485
    Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, JA Energy, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-169485) to become effective at 4:00 PM Eastern Standard Time on Wednesday, January 5, 2011, or as soon thereafter as practicable.

Further, the Company acknowledges that:

o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

By:  /s/ James Lusk
--------------------------------------
         James Lusk
         Chief Executive Officer

cc: Thomas C. Cook, Esq.


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